January 6, 2011

Russell Mancuso,
Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Reference:	Advanced Ventures Corp.. Registration Statement on Form S-1 Filed: October 12, 2010 and amended on October 13, 2010 File No. 333-169861

Dear Mr. Mancuso:

Enclosed herewith for filing on behalf of Advanced Ventures Corp. (the “Company”), pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 3 on Form S-1 to its Registration Statement on Form S-1, marked to show the changes to the Company’s Amendment No. 2 to the Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on October 13, 2010.

We received your letter of November 5, 2010, containing comments prepared by the Staff of the Division of Corporation Finance of the Securities and Exchange Commissions, which pertain to the Registration Statement, and we hereby submit the following responses to the numbered comments.

1.
We note your statement that you intend to commence the sale of your securities within one month after you registration statement is effective. Please provide us your analysis of how you are eligible to delay your offering consistent with Rule 415 –

Response:
We have deleted the text “within one month after the S-1 becomes effective and have added the following text to indicated that we will offer our stock “upon the effectiveness of the S-1. We anticipate this date to be approximately January 31, 2011 and plan to offer the stock for sale for 180 days after the commencement, which should be about July 31, 2011.”

2.	Please tell us how you have complied with Regulation S-K Item (502(b).

Response:
We have inserted the following language in to the Disclosure in the Registration Statement on the page immediately preceding the text titled “Part II - Information Not Required in Prospectus”

“Dealer Prospectus Delivery Obligation

Until March __, 2011, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.”

3.	Please revise the cover page to disclose the date the offering will end.

Response:	We have amended the cover page with the following text (which already appears in the Preliminary Prospectus section).

Amended text: The offering will terminate 180 days after this registration statement is declared effective by the Securities and Exchange Commission.

4.
With a view toward disclosures in appropriate sections of your document, please tell us the purpose of the reference to 62,500 shares in exhibit 99.1 and whether you are requiring that an investor purchase a minimum number of shares.

Response:	We have amended the Exhibit 99.1 with a revised subscription agreement and there is no minimum amount of shares to be acquired

5. Please remove the label “audited” from the column headings of the tables on page 7.

Response:	We have removed the “audited” label from the tables.

6.	Please provide us a copy of the comparative analysis mentioned in this risk factor. Also provide us the supported source data.

Response:	We have amended the risk factor to include the following text:

The cost of developing the prototype is based on a number of factors and our best estimates on the complexity of the device. In an article entitled “Creating a Product Prototype”, sites one element of the process (creating an injection mold for a product in the United States) as costing anywhere between $10,000 to $100,000.(http://www.entrepreneur.com/startingabusiness/inventing/inventionscolumnisttamaramonosoff/article80678.html). Similar numbers are also cited in the Invention Prototypes article on the Cost of Prototypes (http://www.inventionstatistics.com/Invention_Prototypes_Costs.html). Stages in the development of a prototype include some design issues, as well as the actual production.

7.	Tell us why you have not filed as exhibits to your registration statement the consent of all the entities named in this risk factor.

Response:	We have deleted the following text:

These amounts were estimated based on a comparative analysis of discussions with companies which are responsible for helping to develop and manufacture prototypes from patents such as ours. These companies include Mobius Design Ltd. and Ideas Plus Inc., which estimated fees for producing a prototype for devices such as the one described in our patent.

8.
Please tell us whether you are aware of the extent to which the disclosed cost estimates to develop patents sold to other entities by the person who sold you your patents are similar to your estimates and any known reasons for the similarity.

Response:
We are not aware of the efforts made by the patent attorneys who sold us the patent and/or their other clients to develop patents and are unable to determine if there are any similarities with the price estimate we detailed in our prospectus.

9.	Please clarify why you do not know whether existing patents prohibit or limit your ability to develop and market your potential product.

Response:
We have deleted the words “exist or could” because we believe that existing patents do not pose a threat to our ability to market out product. However, we cannot eliminate the possibility that future patents may be filed that would prohibit or limit our ability to develop and market our catheter and integrating mechanism in the future.

10.	Please disclose the reason for the uncertainty represented by the word “may”

Response:
For a variety of reasons, Israel may not permit lawsuits for the enforcement of judgments arising out of the United States and state securities or similar laws. These reasons include, but are not limited to the difficulty of confirming testimony by witnesses who may not be willing to travel to Israel; differences in laws that may be interpreted differently in Israel than in the United States. A U.S. decision of liability may not be accepted in Israel and would need to be retried in Israel and even if the decision were upheld in Israel, it may be difficult to enforce judgment. When dealing with two different countries and two different sets of laws, the difficulty factor is increased to the point that it may be prohibitive or impossible to continue due to the location of the directors and officers. Since our directors and officers have no experience in being sued for such litigation, they cannot confirm that this is the case and therefore have phrased the risk factor as a possibility (thus the word “may”) and not a certainty.

11.	Please present your last two paragraphs in this subsection as a separate risk factor.

Response:	Amended as requested.

12.
Please reconcile your reference to management’s valuation in this risk factor with your statement under “Determination of Offering Price” on page 15 that there has been no valuation. Please provide us a copy of any valuation analysis.

Response:	We have rephrased the Risk Factor in line with the text on page 15. The new text reads: The investors may sustain a loss of their investment based on the offering price of our common stock.

We have also added the following text from page 15 to this Risk Factor for the purposes of full disclosure: Because we have no significant operating history and have not generated any revenues to date, the price of our common stock is not based on past earnings, nor is the price of our common stock indicative of the current market value of the assets owned by us.

13.	Please tell us why you do not disclose in this section the market mentioned in the penultimate sentence of the second paragraph on page 30.

Response: We have amended the text of this Risk Factor as follows:

There is no established public market for our common stock being offered under this prospectus. Therefore, purchasers of our common stock in this offering may be unable to sell their shares on any public trading market or elsewhere. Because we have no significant operating history and have not generated any revenues to date, the price of our common stock is not based on past earnings, nor is the price of our common stock indicative of the current market value of the assets owned by us. As a result, the price of the common stock in this offering may not reflect how the stock is received on the market. There can be no assurance that the shares offered hereby are worth the price for which they are offered and investors may therefore lose a portion or all of their investment.

14.	With a view toward disclosure, please tell us whether your shares are eligible to be resold in any states.

Response:	We have amended this Risk Factor as follows:

While purchases of our common stock are free to trade their shares in any state, they should be aware that they may be unable to sell their shares on any public trading market or elsewhere. Should shareholders in the United States choose to attempt to sell shares in the United States, they should be aware that this will present challenges and may not be successful, as our Directors and officers are Israeli citizens and do not reside in the US and our operations are in Israel and our offer will be primarily directed to residents in Israel.

15.	Please clarify whether any of the proceeds can be used to pay the salary of or make other payment to your officers and directors.

Response:	We have amended the Use of Proceeds section with the following sentence: None of the proceeds from this offering will be used to pay the salaries or any other payments to our officers and directors.

16.
We note your reference to changes in your business plan in the last paragraph of this section. Please tell us what you know about the extent to which companies whose primary business was the development of patents purchased from the party who sold you your patent changed their business plan before the technology was commercialized.

Response:
The patent was purchased from a patent attorney’s office. We are not aware of any information related to other clients and/or whether they changed their business plans before commercializing the patent and/or its technology.

17.	Please tell us why you have not disclosed dilution based on various amounts of shares sold as you did in the Use of Proceeds section.

Response:	The Dilution paragraph has been conformed to each scenario of the use of proceeds accordingly

18.
Please disclose the amount of dilution from the public offering price which will be absorbed by purchasers of the shares being offered based on the net tangible book value per share as of July 31, 2010. In this regard, we note the current disclosure of tent tangible book value as of July 31, 2010 in the second and third sentences of this section includes net proceeds from the sale of 2,500,000 shares common stock.

Response:	The Dilution to the new investors must take into account proceeds and the new share structure just immediately following the offering

19.	With a view toward disclosure please tell us:

Response:

The nature of the occupation of the party that sold the patent to you: The patent was purchased from a patent attorney agency, represented by Ilanit Appelfeld (incorrectly written as “inventor” and now corrected to “seller”).

The history of that seller’s development or acquisition of the patent: The patent was purchased in a Patent Transfer and Sales Agreement signed with Ilanit Appelfeld. We are not aware of any efforts that Ms Appelfeld or her company made to develop the patent. According to the patent, the inventors were John Howell Brown and Wallace Maurice Sumner. We are not aware of any efforts the inventors made to develop the patent before they sold it to the patent attorney’s office from which Advanced Ventures purchased it.

All relationships between the seller and you and your affiliates: There is no relationship between the seller and Advanced Ventures and our affiliates.

Why the seller had not been able to commercialize the patent: We are not aware of any efforts on the seller’s part to commercialize the patent. It is our understanding that they are involved in the purchase of patents and the resale of these patents to interested companies who then develop products or commercialize the patent, as they wish.

20.	Please provide the disclosure required by Item 101(h)(4)(viii) and (xi) of Regulation S-K. We note the reference in the risk factor to governmental restrictions and the reference to highly-regulated.

Response:	In reviewing these Item references, we have confirmed that our device does not fall into the category of “highly regulated” and have deleted the references on page 10.

21.
Please tell us the purpose of the parenthetical clause of the second sentence on page 17. Are you attempting to incorporate disclosure by reference? If so, please tell us the authority that permits such incorporation by reference.

Response:	We have deleted the parenthesis. The purpose was not to offer disclosure by reference. It was simply to make the sentence more easily read.

22.	Please provide us all authority on which you base your statement in the penultimate sentence of the first paragraph on page 17 that the technology has not been found to be “particularly effective.”

Response:	The source of this information comes directly from our patent, filed with the United States Patent Office. To clarify this source, we have amended the text as follows:

According to our patent as accepted by the United States Patent Office (Patent Number: 6,743,209), none of these, however, has been found particularly effective.

23.	With a view toward clarified disclosure, please tell us whether you, your affiliates, or the party who sold you your patent to have any relationship with the Bestetti patent.

Response:
Advanced Ventures, our Directors and officers and our affiliates have no relationship with the Bestetti patent. We are not aware of any relationship between Ms Ilanit Appelfeld and the Bestetti patent and have no reason to suspect any connection.

24.	Given that you disclose that you have yet to develop a prototype, please clarify what was involved in designing and patenting the technology to date.

Response:
As we are not the designers of the patented technology, we cannot explain what was involved in designing and patenting the technology prior to its being filed by the inventors, or purchased by Ms Appelfeld from the inventors. Since purchasing the patent, we have done nothing to develop the physical prototype.

25.	Please reconcile your statements that you licensed the technology with your statements that you purchased the technology.

Response:	We have corrected the reference in this section to indicate “an exclusive Patent Transfer and Sales Agreement for the technology”…

26.	Please clarify how your disclosure reflects the amount of funds needed for compliance with your obligation under the federal securities laws.

Response:	We have amended the text in this section to include:

Once the S-1 becomes effective, the company may have to raise additional funds in order to meet its obligation and requirements under federal securities laws.

27.	Please reconcile the six months mentioned in the second paragraph with the sum of the time periods mentioned in the paragraphs that you label a, b, and c.

Response:	We have amended the figure in the second paragraph to thirteen months, the sum of the time periods mentioned in the following paragraphs.

28.
Given your disclosure in your “General Working Capital” section on page 22 that $30,000 will be sufficient to develop a prototype. Please clarify how you will satisfy the $40,000 in liabilities mentioned here.

Response:      The following has been added accordingly . . In addition to the Use of Proceeds the Company will need to seek additional funding in order to satisfy its current liabilities and or receive additional advances and or loans from its directors in order to satisfy these liabilities and any future liabilities derived in the course of business which will be in addition to those expenses in the USE OF PROCEEDS .

29.	Please revise to provide discussion of your critical accounting policies…

Response: We have added the following paragraph

CRITICAL ACCOUNTING POLICIES

Financial Reporting Release No. 60, published by the SEC, recommends that all companies include a discussion of critical accounting policies used in the preparation of their financial statements. While all these significant accounting policies impact our financial condition and results of operations, we view certain of these policies as critical. Policies determined to be critical are those policies that have the most significant impact on our financial statements and require management to use a greater degree of judgment and estimates. Actual results may differ from those estimates.

The accounting policies identified as critical are as follows:

Development Stage Company

We are considered a development stage company as defined by ASC 915 “Development Stage Entities,” as we have no principal operations or revenue from any source.  Operations from the inception of the development stage have been devoted primarily to strategic planning, raising capital and research and development activities

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements.  Actual results could differ from those estimates.

30 . Please revise to provide a discussion of the nature of the expenses recorded during the period from July 6 2010 to July 31 2010 .

Response : The following sentence has been added accordingly : As of today the expenses from incorporation to date have been the acquiring of the patent , legal costs of incorporation , misc consulting and professional fees and accrued fees for the related offering .

31.	Please identify in this section who serves as your principal financial and accounting officer. We note your disclosure in the information that is not part of the prospectus on page 36.

Response:	In this section and in several other places, for the purposes of full disclosure, we have identified Ms Rachel Feldstein also as our Secretary , Director , Principal Financial and Accounting Officer.

32.
Please provide the disclosures required by item 401 c 1 of Regulation S-K regarding the specific experience , qualifications , attributes or skills that led to the conclusion that Jacky Shenker and Rachel Feldstein should serve as directors .

Response : These attributes have been added accordingly at the end of the related paragraphs that discuss the experience of the directors

33.
We note the disclosure in this section that Mr. Shenker is your president and director; however, you disclose that Ms. Shenkar is your president and director in the last paragraphs on page 27 and in the second paragraph on page 28. Please reconcile.

Response:	We have corrected the reference on page 27 to Mr.

34.	Please disclose the portion of the $19,000 loan mentioned in the last paragraph that came from each of your directors.

Response ( $9,500 from each ) has been added accordingly in the paragraph

35.	Please provide the disclosure required by Regulation S-K Item 407(a). See Item 407(a)(1)(ii).

Response:	We have added the citation for Regulation S-K Item 407(a)(1)(ii) by modifying the text as follows:

According to Item 407 (a)(1)(ii), we are not subject to listing requirements of any national securities exchange or national securities association and, as a result, we are not at this time required to have our board comprised of a majority of “independent Directors.”

36.	Please disclose the date on which your outstanding securities could be sold pursuant to rule 144

Response : The following has been added to the discourse:

“The date for which our outstanding securities bearing a restrictive legend maybe sold under Rule 144 is six months from the date of the issuance of the securities, unless the Company is a “shell” under Rule 144(i)(1)(i), which requires that a Company not to fall under Rule 144(i)(1)(i),, that being that it is not a “shell” during the past twelve months, due to the fact that it has more than:
1.           no or nominal operations;

2.           Assets consisting solely of cash and cash equivalents; or
3.           Assets consisting of any amount of cash and cash equivalents and nominal other assets, and has filed its “Form 10 Information” as set forth in Rule 144(i)(2) and (3).”

37.	Please tell us about when you can make calls and assessments on your stock as mentioned in Article X Section 6 of exhibit 3.2 to your registration statement.

Response : We have adopted amended by-laws, annexed as Exhibit 3.2, which in which there is no mention of calls or assessments on the shares of common stock the company.

38.	Please discuss in greater detail the “challenges” mentioned in the last sentence of the fifth paragraph of this section.

Response:	We have further explained the challenges by adding the following explanatory text to this section:

These challenges include, but are not limited to, having to manage offices, directors, and officers in a foreign country, in this case, Israel, while having incorporated and be subject to all the relevant laws and rules of the United States. In addition, our plans revolve primarily around focusing on sales in the Israeli market initially and we still do not have a working prototype, which makes presentation of our technology more difficult. Additional costs such as translation of materials is another factor. Without funds, it will be more difficult to explain this technology to the Israeli market, whose primary language is Hebrew, while the patent is in English.

39.	Please reconcile your statement that your officers are not associated with a broker dealer with your description of Jacky Shenkar’s employment since August 28 on page 25.

Response:	In the interest of full disclosure, we have amended this text to include the following information:

The person meets the conditions of Paragraph (a)(4)(ii) of Rule 3a4-1 of the Exchange Act, in that he (A) primarily performs, or is intended primarily to perform at the end of the offering, substantial duties for or on behalf of the Issuer otherwise than in connection with transactions in securities; and (B) is not a broker or dealer, or an associated person of a broker or dealer, within the preceding twelve (12) months, taking into consideration that Mr. Jacky Shenker has served as a vice president of a small, local investment boutique House in Israel called OTC Equities Ltd., involved in assisting Companies listed on the OTC in raising equity and in general business development needs for the last few years. However, in this capacity, he serves a largely administrative position and is neither a broker nor a dealer;

40.	Please disclose the circumstances in which the offering period may be extended.

Response:	We have amended the text with the circumstances in which the offering period may be extended, namely: if we have not been able to raise the money by the end of the initial period.

41.	Please clarify when investors will have rights as shareholder of Advanced Ventures Corp to when they sign the subscription agreement.

Response:
We have amended this section with the following text: Once investors execute and deliver the subscription agreement with funds, they will be entitled to their shares and become registered shareholders with all the rights and privileges that entails.

42.	Please reconcile your disclosure regarding immediate return in this section with the reference to 12 business days in exhibit 99.1.

Response:	We have corrected the Right to Reject Subscription to reflect that rejected subscriptions will be returned within 12 business days, as detailed in Exhibit 99.1.

43.	Please provide us the authority which you believe provides the exemptions that you cite in the second sentence

Response: We have modified the disclosure related to Section 15(G) of the Exchange Act by deleting the previous text and replacing it with the following:

“Our shares are penny stocks are covered by section 15(g) of the Securities Exchange Act of 1934 which imposes additional sales practice requirements on broker/dealers who sell the Company's securities including the delivery of a standardized disclosure document; disclosure and confirmation of quotation prices; disclosure of compensation the broker/dealer receives; and, furnishing monthly account statements. For sales of our securities, the broker/dealer must make a special suitability determination and receive from its customer a written agreement prior to making a sale. The imposition of the foregoing additional sales practices could adversely affect a shareholder's ability to dispose of his stock.”

44.	Please tell us which section of your Certificate of Incorporation you are describing in the first sentence of this section . Also tell us does not describe Article X11 of your bylaws

Response: “Our Certificate of Incorporation, and our By law, in section XII, provide to the fullest extent permitted by Delaware law….”

45.	Regarding your disclosure in this section:

Please tell us the basis for your statement in the second paragraph of this section that you are subject to the information and requirements of the Securities Exchange Act of 1934. We have amended the section with the following text:

Upon the completion of this offering, Advanced Ventures Corp. will become subject to the information and periodic reporting requirements of the Exchange Act and, accordingly, will file annual reports containing financial statements audited by an independent public accounting company, quarterly reports containing unaudited financial statements, current reports, proxy statements and other information with the SEC. You will be able to inspect and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC at the address noted above. You will also be able to obtain copies of this material from the Public Reference Room of the SEC as described above, or inspect them without charge at the SEC’s website.”

If you intend to file a registration statement to register a class of securities under Section 12 of the Exchange Act, tell us when you plan to file the registration statement. If you do not intent to file an Exchange Act registration statement, revise to add appropriate risk factor disclosure explaining the difference in the obligations of you and your affiliates under the Exchange Act as a result of this decision, particularly regarding the automatic reporting suspension of Section 15(d) and the applicability of Section 15 and the proxy rules. We have amended the section with the following text:

We have filed with the SEC a registration statement on Form S-1, including exhibits, schedules and amendments filed with the registration statement, under the Securities Act with respect to the shares of common stock being offered. This prospectus does not contain all of the information described in the registration statement and the related exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. A copy of the registration statement and the related exhibits, schedules and amendments may be inspected without charge at the public reference facilities maintained by the SEC in Washington D.C. at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from these offices upon the payment of the fees prescribed by the SEC. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

46.	Please update the financial statements when required by Rule 8-08 of Regulation S-X.

Response:
The amended s1 has been updated with the financial information for the period ending September 30 2010 and the Financial Statements have been replaced with new Financial statements for the period ending September 30 2010.

47.	In light of the significance of the deferred offering costs to your financial statements please revise to disclose the specific components of the $20,000 deferred offering costs.

 Response: The Deferred Offering costs have been identified accordingly in the footnote # 5 of the set of the FS.

48.	Please do not change the form of text required to appear in the signatures page by Form S-1.

Response	We have not changed the form of text, as requested.

49.	Please identify below the second paragraph of text required on the signatures page who signed your document in the capacity of principal financial officer.

Response:	We have added the following text below the signatures page: Rachel Feldstein is authorized to sign our document in the capacity of Principal Financial and Accounting Officer.

50.	Please note that the text of your exhibits should not be presented as a graphic or image file.

Response:
The exhibits (other than  a) a copy of the certificate of incorporation and b) a copy of the stock certificate) , are not shown as graphic or image files. The certificate of Incorporation and the copy of the stock certificate are not available in any other format .

51.
Please tell us the purpose of the first sentence of the fourth paragraph of this Exhibit. The Opinion that you file to satisfy your obligations per Regulation S-K Item 601/b/5 must not include that counsel is not qualified to opine on the laws of the Jurisdiction in which you are incorporated .

Response: The filed opinion has been amended and corrected accordingly

52.	Please file an opinion that clearly addresses the securities registered for sale in this registration statement , not securities of the entity mentioned in the paragraph numbered 3 in this exhibit

Response: The filed opinion has been amended and corrected accordingly

53.	Please file an accurate and complete exhibit. For example it appears that you have omitted Annex 1 and 2

Response: The Exhibits have been filed in complete forms

54.	Please include a currently dated and signed consent from your independent auditors with each amendment.

Response:	We have filed a current and signed consent from our independent auditors.

55.
Please provide us your analysis of how the representations that you are requiring investors to make when they sign the agreement you filed as exhibit 99.1 are consistent with section 14 of the Securities Act

Response:
The Subscription Agreement submitted as Exhibit 99.1 to the Registration Statement on Form S-1, requires the subscriber to “acknowledge[s] that he fully understands that (i) the Company is a start-up company and has not yet generated revenue; (ii) following completion of its current financing (assuming 2,500,000 shares are sold), the Company will have 5,500,000 shares of Common Stock issued and outstanding; and (iii) the Shares are being offered pursuant to registration under Form S1 of the Securities Act of 1933, as amended (the “Act”) and the prospectus contained therein. It is further acknowledged that the Undersigned: (i) has received a copy of the prospectus (hardcopy or electronically); (ii) is not relying upon any representations other than those contained in the prospectus; and (iii) has had access to the Company’s officers and directors for purposes of obtaining any information requested by the Undersigned. Purchaser further confirms that either Mr. Jacky Shenker or Mrs. Rachel Feldstein, has solicited him/her/it to purchase the shares of Common Stock of the Company and no other person participated in such solicitation other than Mr Jacky Shenker or Mrs. Rachel Feldstein, who are officers and directors of the Company”  This language is not in conflict with Section 14 of the Securities Act in that it does not ask the subscriber to be bound or stipulate to waive compliance with any provision of the Securities Act.  The subscriber is merely agreeing that he/she has not relied upon any representation or document other than what has been submitted on the Registration Statement on Form S-1 for review the Commission.

This letter responds to all comments contained in your letter of November 5 , 2010.  We are requesting that your office expedite the review of this amendment as much as possible.

If you have any questions, please do not hesitate to call our Counsel, Michael S. Krome, Esq. at 631-737-8381, or myself.

Very truly yours,

/s/ Jacky Shenker
Jacky Shenker, President